Mail Stop 6010

August 19, 2008

Brent M. Cook
Chief Executive Officer
Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, UT 84604

>   **Re: Raser Technologies, Inc.**
>   **Amendment 1 to Form 10-K for the Year Ended December 31, 2007**
>   **Filed April 2, 2008**
>   **File No. 001-32661**

Dear Mr. Cook:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-K for the year ended December 31, 2007

General

1.   We note that on January 16, 2008, the company entered into a registration rights agreement with Merrill Lynch. We also note that on February 14, 2008 you filed a registration statement in accordance with the registration rights agreement but withdrew that registration statement on April 25, 2008. With a view toward disclosure in your future filings, please tell us whether you are incurring any penalties under the registration rights agreement and, if the securities required to be registered in accordance with that agreement have not been registered, if that would have a material adverse effect on your financing arrangements with Merrill Lynch.

Part I. Item 2. Properties, page 34

2.   We note your disclosure in footnote (a) to the first table on page of 35 of your Form 10-K for the period ended December 31, 2007. Please disclose in your future filings, as applicable, additional information about the 3 million additional acres with respect to which the land owner may have geothermal rights. For example, identify the location and general character of the property, the nature your interest in the property and explain any uncertainty with respect to the land owner's geothermal rights. Refer to Item 102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Contractual Obligations, page 54

3.   We note your disclosure that your operating lease and purchase obligations in your contractual obligations table are recorded as liabilities in your consolidated financial statements. We note that the liabilities presented here are significantly larger than the liabilities presented on your balance sheet. Please tell us the line items on your balance sheet where these items have been recorded and, as appropriate, explain to us your basis under GAAP for recording liabilities for these amounts in your balance sheet. Alternatively, revise this disclosure in future filings.

4.   In light of the significance of the purchase obligations disclosed here, please tell us and revise future filings to explain in greater detail the nature of the commitments. Discuss what products and services you have committed to purchase and how you intend to use these products in your operations. In addition, with reference to your March 31, 2008 cash balance, discuss how you intend to fund the purchase obligations remaining at March 31, 2008.

5.   As a related matter we note that you have not disclosed payments due under contractual obligations beyond 5 years. Please revise future filings to disclose contractual payments due after 5 years. Refer to Item 303(A)(5) of Regulation S-K.

Note 1. Description of the Business and Basis of Presentation, page F-9

Development Stage Enterprise, page F-10

6.   We note your disclosure that in 2005, you transitioned from a development stage to an operating stage enterprise for accounting purposes. Subsequently, in October 2006, you determined that certain revenues were not materializing as expected and that your efforts to license your technologies would take longer than originally anticipated. Please provide us with your analysis of paragraphs 8-9 of SFAS 7 performed in 2005 that led to your conclusion that you were no longer a development stage enterprise.

Geothermal Properties and Well Field Development, page F-13

7.   We note that you are applying standards for oil and gas producing companies and that you believe these standards set forth the accepted standards for companies engaged in geothermal energy activities. With reference to Rule 4-10(a)(1)(ii)(C) of Regulation S-X and paragraph 6 of SFAS 19, please tell us why you believe it is appropriate to apply these standards to your geothermal activities.

* * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or Tim Buchmiller, Staff Attorney, at (202) 551-3635 if you have questions on any other comments.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief